18001563

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilby Wilson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4531 N 16th St. Suite 124
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce T. Hilby 602-508-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA (an Accountancy Corporation)
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T. Hilby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilby Wilson, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Rachel Duckett Marotta
My Commission Expires 03/08/2020

Signature

CEO/Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the shareholders of Hilby Wilson, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Hilby Wilson, Inc. (the "Company") as of December 31, 2017, the related statement of operations, changes in shareholder equity and cash flow, for the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information for the year ended December 31, 2017, Schedule I titled "Computation of Net Capital" under SEC Rule 240.15c3-1; Schedule II titled "Computation for Determination of Reserve Requirement (exemption)" under SEC Rule 240.15c3-3 and Schedule III titled "Information Relating to Possession or Control Requirements (exemption)" under SEC Rule 240.15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. Supplemental information titled "Exemption Report" was subject to review procedures under SEC Rule 240.17a-5(d)(5). Such supplemental information is the responsibility of the Company and its management. Our procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the information, including the form and content is presented in conformity with SEC Rule 20.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information, including exemptions is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.
Woodland Hills, CA
February 15, 2018

HILBY WILSON, INC
(An Arizona Close Corporation)
Statement of Financial Condition
December 31, 2017

ASSETS		
Current Assets		
Cash & Cash Equivalents	$	12,494.20
TOTAL ASSETS	**$**	**12,494.20**
LIABILITES AND STOCKHOLDES' EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Accrued Expenses	$	4,050.00
Total Liabilities		4,050.00
Stockholders' Equity		
Common Stock, No Par Value, 1,000 shares		24,383.09
Authorized, Issued & Outstanding		
Retained Deficit		(15,938.89)
Total Equity		8,444.20
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	**$**	**12,494.20**

The accompanying notes are an integral part of these financial statements

HILBY WILSON, INC
(An Arizona Close Corporation)
Statement of Operations
For the year ended December 31, 2017

Revenues	
Securities Compliance	$ 46,000.00
Total Income	46,000.00
Expense	
General & administrative	3,068.00
Office Rent & Overhead	6,203.42
Professional Fees	8,861.33
Total	18,132.75
Taxes	
State	100.00
Total Taxes	100.00
Toal Expenses	18,232.75
Other Income	
Interest Income	1.37
Total Other Income	1.37
Net Income	**$ 27,768.62**

The accompanying notes are an intergral part of these financial statements

HILBY WILSON, INC
(An Arizona Close Corporation)
Statement of Stockholders' Equity
December 31, 2017

	Capital	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
January 1, 2017	$ 500.00	$ 26,114.47	$ (15,938.89)	$ 10,675.58
Contributed Capital		-		-
Distribution		(2,231.38)	(27,768.62)	(30,000.00)
Net Income			27,768.62	27,768.62
December 31, 2017	$ 500.00	$ 23,883.09	$ (15,938.89)	$ 8,444.20

The accompanying notes are an integral part of these financial statements

HILBY WILSON, INC
(An Arizona Closed Corporation)
Statement of Cash Flows
For the year ended December 31, 2017

OPERATING ACTIVITIES		
Net income	$	27,768.82
Adjustments to reconcile Net Income to net cash provided by operations:		
Accrued Expenses		(450.00)
Net cash provided by Operating Activities		27,318.82
INVESTING ACTIVITIES		
FINANCING ACTIVITIES		
Dividends paid		(30,000.00)
Net cash used by Financing Activities		(30,000.00)
NET DECREASE IN CASH & CASH EQUIVALENTS		(2,681.38)
CASH & CASH EQUIVALENTS AT BEGINNING OF YEAR		15,175.58
CASH & CASH EQUIVALENTS AT END OF YEAR		**12,494.20**
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash Paid During the Year		
Interest		
State Income taxes	$	100.00

The accompanying notes are an integral part of these financial statements

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Notes to Financial Statements
December 31, 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Coldwater Securities, Inc. (An Arizona Close Corporation) was incorporated on March 25, 1977, under the laws of the State of Arizona (S10-200 Arizona Revised Statutes, et seq.). This law allows a corporation to exist by the issuance of capital units, which is a proportioned share of the proprietary interest in the corporation owned by the investors. An investor is the owner of capital units of a close corporation. The corporation does not require officers and directors, but has appointed managers who have the authority to act on behalf of the corporation and have the same rights as corporate officers and directors. Effective January 1, 1983, Coldwater Securities, Inc. changed its name to Hilby Wilson, Inc. (an Arizona Close Corporation, the "Company"). The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934, and has operated as a broker for real estate limited partnerships being syndicated.

Revenue Recognition

The Company earns compliance fees for maintaining the Company's security status in the event the related parties wish to participate in various investment projects or to other broker-dealers. Compliance fees are recognized per agreement.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due and payable and deferred.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value because of the short maturity of these items.

NOTE 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $8,444, which was greater than its required net capital requirement of $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was 47.96% at December 31, 2017.

NOTE 3 RELATED PARTIES

The Company received compliance fees from related corporations for the Companies' efforts in providing securities compliance to those corporations. For the year ended December 31, 2017, the Company received $46,000 combined from Tierra Real Estate Investments, Wilson Investment Company, The Hilby Corporation and Hilby Land Investment Corporation. The Company has an affiliate expense agreement with Tierra Real Estate Investments, LLC to pay monthly fees of $500 for rent, utilities, and office expenses.

Rent and related expenses for 2017 totaled $6,000.

NOTE 4 INCOME TAXES

For the year ended December 31, 2017, the Company incurred net operating income. However, no provision for Federal income taxes has been recorded due to the net operating loss carry forward, Arizona has a $50 minimum income tax. At December 31, 2017, the Company had approximately $9,766 remaining of federal net operating losses and $4,843 of Arizona net operating losses after using all NOL benefits allowable in 2017. The remaining net operating loss carry forwards, if not utilized, will begin to expire in 2031 for federal purposes and in 2035 for Arizona purposes. The Company has provided a full valuation for the deferred tax assets resulting from the net operating losses as management believes it is more likely than not that they will not be fully realizable.

NOTE 5 SUBSEQUENT EVENTS

Management of the Company has reviewed all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events which require disclosure.

HILBY WILSON, INC
(An Arizona Close Corporation)
Schedule I - Computation of Net Capital under Rule 15c3-1
December 31, 2017

Stockholders' Equity	$ 8,444.20	$ 8,444.20
Less: Total non-allowable assets	-	-
Net Capital Adjustments to reconcile Net Income	**8,444.20**	**8,444.20**
Aggregate Indebtedness-		
Item included in Financial Statements	4,050.00	4,050.00
Basic Net Capital Requirement	5,000.00	5,000.00
Excess Net Capital	$ 3,444.20	$ 3,444.20
Ratio Aggregate Indebtedness to Net Capital	**47.96%**	**47.96%**

There were no material differences between the abolve calculation and the Company's calculation of net capital as reflected on the unaudited Form

HILBY WILSON, INC.
(An Arizona Close Corporation)

Schecule II -
Computation For Determination of Reserve Requirement Under Rule 15c3-3
December 31, 2017

Hilby Wilson, Inc. (An Arizona Close Corporation) relies on Section (k)(2)(i) per Exemption Report of the Securities and Exchange Commission Rule 15c3-3 to exempt it from the provisions of these rules.

Schedule III -
Information Relating to the Possession and Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

Hilby Wilson, Inc. (An Arizona Close Corporation) relies on Section (k)(2)(i) per Exemption Report of the Securities and Exchange Commission Rule 15c3-3 to exempt it from the provisions of these rules.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders of Hilby Wilson, Inc. Phoenix, AZ

We have reviewed management's statements, included in the accompanying Hilby Wilson, Inc. ("Company") Exemption Report in which (1) Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that it met the identified exemption provision throughout the most recent fiscal year of 2017. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA,
An Accountancy Corp.
We have served as the Company's auditor since 2016
Woodland Hills, California
February 15, 2018

Hilby Wilson, Inc's. Ownership Exemption Report

Hilby Wilson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §241.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed the exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3.3 (k): (2)(i)

The company met the identified exemption provisions in 17 C.F.R. §240.15c3.3 (k) throughout the most recent fiscal year without exception.

Hilby Wilson, Inc.
Name of Company

I, Bruce Hilby, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:____________________

The President

December 31, 2017
Date of Report

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Table of Contents

Hilby Wilson, Inc.
(An Arizona Close Corporation)

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITOR

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2017